

November 19, 2014

<u>Via E-mail</u>
Nami Shams
President and Chief Executive Officer
FWF Holdings Inc.
Stiftstr 32
20099 Hamburg
Germany

> **Re: FWF Holdings Inc.**
> **Registration Statement on Form S-1**
> **Filed October 24, 2014**
> **File No. 333-199583**

Dear Mr. Shams:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-1</u>

<u>General</u>

1.   We note your statements on pages 6, 13 and 14 to the effect that you intend to pursue having your shares quoted on the OTCBB or OTCQB. We also note that the counsel who prepared your legality opinion, Diane Dalmy, is on the OTC Markets' list of prohibited attorneys, which is available at http://www.otcmarkets.com/research/prohibited-attorney. Please advise us as to how you intend to provide the OTCBB or OTCQB with an acceptable legality opinion.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act,

whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   Describe how and when a company may lose emerging growth company status.

Use of Proceeds, page 16

4.   We note your statement that "[t]he following table sets forth the uses of proceeds assuming the sale of 25%, 50%, 75% and 100%, respectively, of $37,500 is [sic] raised in this offering [emphasis added]." However, the table that follows appears to set forth the uses of proceeds assuming the sale of 25%, 50%, 75% and 100% of the 5,000,000 shares being offered (which, at 100%, would constitute gross proceeds of $150,000 rather than $37,500). Please revise appropriately.

Description of Business, page 21

Market Analysis, page 22

5.   Please provide us with copies of the source materials mentioned in this discussion and clarify whether any of the sources requires the payment of a fee in order for the general public to gain access. To expedite our review, you may wish to mark the source materials to indicate where support can be found for the assertions in your disclosure.

6.   We note your statement that Dave DeWitt "likens the hot sauce explosion to that of craft feet." Please explain or revise as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 or me at (202) 551-3740 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director